UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

Attached hereto are the following exhibits.

Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023 and 2022.
Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2023 and 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: May 18, 2023	By:	/s/ Thomas Caulfield
	Name:	Dr. Thomas Caulfield
	Title:	President & Chief Executive Officer